EXHIBIT 20.1

FOR FURTHER INFORMATION CONTACT:
Jacque Underdown (831) 761-4741

FOR IMMEDIATE RELEASE

GRANITE CONSTRUCTION REPORTS FIRST QUARTER 2004 RESULTS

Watsonville, California (May 5, 2004) Granite Construction Incorporated (NYSE:GVA) today announced a net loss of $9.1 million, or $0.23 per diluted share for the first quarter ended March 31, 2004, which includes a gain on the sale of certain assets related to our ready-mix concrete business in the quarter of approximately $10.0 million pre-tax. This compares with net income of $10.0 million or $0.25 per share for the same period last year. First quarter 2003 results include $18.4 million in pre-tax income related to the sale of the State Route 91 tollroad franchise by the California Private Transportation Corporation, of which Granite is a 22.2% limited partner.

Revenue for the quarter totaled $337.0 million, an increase of 11.5% over the same period in 2003 and includes the $23.0 million impact of consolidating certain construction joint ventures in the quarter as required by new accounting rules*. (See Note)

First quarter 2004 results reflect approximately $19.0 million in higher than anticipated estimated costs on a number of large, complex contracts located throughout the United States operating under the Company’s Heavy Construction Division. These forecast adjustments were attributable to unanticipated changes in project conditions occurring in the quarter resulting in changes to the estimates of the cost to complete the projects. These changes to the estimates were primarily due to the recognition of costs associated with changes in productivity expectations, added scope changes, extended overhead due to owner and weather delays, design problems on Design/Build projects, subcontractor performance issues and higher estimated liquidated damages on two projects.

Backlog at March 31, 2004 totaled $2.0 billion compared with $1.9 billion at March 31, 2003. Backlog at March 31, 2004 includes $122.9 million resulting from the consolidation of our partners’ share of construction joint venture backlog in the quarter under the new accounting rules*. (See Note)

First Quarter Conference Call Information:

Granite will host a conference call at 8:00 a.m. Pacific Time, 11:00 a.m. Eastern Time on Thursday, May 6, 2004 which will be live on the internet, and can be accessed at www.graniteconstruction.com or by calling (913) 981-5559. A replay of the call can be accessed on the Company’s website or by calling (888) 203-1112 for domestic U.S. and Canada or (719) 457-0820 for international callers, access code 660459. The replay will be available beginning at 11:00 a.m. Pacific Time on May 6, 2004 through 9:00 p.m. Pacific Time on May 14, 2004.

Granite Construction, a member of the S&P 400 Index, is one of the nation’s largest heavy civil contractors and construction materials producers. The Company serves both public and private sector clients through its offices nationwide. For more information about the Company, please visit its website at www.graniteconstruction.com.

*Note:

The Company has determined that certain of the construction joint ventures in which it participates are variable interest entities as defined by FIN No. 46 “Consolidation of Variable Interest Entities” issued by the Financial Accounting Standards Board. Accordingly, the Company has consolidated those joint ventures where it has determined that the Company is the primary beneficiary. There was no effect on the Company’s net loss as a result of these consolidations for the three months ended March 31, 2004.

This press release contains forward-looking statements, such as statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding future events and the future results of Granite that are based on current expectations, estimates, forecasts, and projects as well as the beliefs and assumptions of Granite’s management. Words such as “outlook”, “believes,” “expects,” “appears,” “may,” “will,” “should,” “or “anticipates,” or the negative thereof or comparable terminology, are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore actual results may differ materially and adversely from those expressed in any forward-looking statements. Specific risk factors include, without limitation, changes in the composition of applicable federal and state legislation appropriation committees; federal and state appropriation changes for infrastructure spending; the general state of the economy; job productivity; accuracy of project estimates; weather conditions; competition and pricing pressures; and state referendums and initiatives. You should not place undue reliance on these forward-looking statements, which speak only as to the date of this news release. Granite undertakes no obligation to revise or update publicly any forward-looking statements for any reason.